

July 17, 2014

Via E-mail
Mr. C. David Cone
Chief Financial Officer
Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

> **RE: Taylor Morrison Home Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **Response Letter Dated June 16, 2014**
> **File No. 1-35873**

Dear Mr. Cone:

We have reviewed your response letter dated June 16, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

2. Summary of Significant Accounting Policies, page 85

Earnings Per Common Share, page 98

1.   We note the disclosure on page 123 that the Principal Equityholders and members of TMHC's management and Board exchange all respective units in TMM Holdings on a one-for-one basis for new equity interests of the TPG and Oaktree Holding Vehicles with terms that are substantially the same as the Class A units, Class J Units and Class M units in TMM Holdings surrendered for exchange. Please tell us your consideration of whether earnings per share should be retroactively adjusted to reflect the change in capital structure. In your response, provide an analysis of the guidance you considered, including but not limited to, ASC 260-10 and SAB Topic 4:C.

2.   It appears that you attributed net income for the period of 2013 before your IPO to Non-controlling Interests – Principal Equityholders. Please confirm to us this is the case, and if so, address the following:

      a) Explain to us your basis for attributing net income for this period to Non-controlling Interests – Principal Equityholders when the Reorganization Transactions, as defined on page 123 of your Form 10-K, had not yet occurred.

      b) Tell us why you did not attribute net income for all periods prior to the IPO to Non-controlling Interests – Principal Equityholders along the basis you explain in a) above.

3.   We note from your response to comment 4 of our letter dated June 3, 2014 that Class B common stock is exchangeable into Class A common stock on a one-for-one basis for what appears to be no consideration. Please tell us how you considered the guidance in ASC 260-10-45-12A and -13 in determining whether the shares of Class B common stock are contingently issuable shares that should be included in the computation of basic earnings per share.

      You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding these comments.

                        Sincerely,

                        /s/ John Cash

                        John Cash
                        Accounting Branch Chief